UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)1

‘mktg, inc.’
(Name of Issuer)

Common Stock, $.001 par value each
(Title of Class of Securities)

60688K 108
(CUSIP Number)

Charles W. Horsey
c/o ‘mktg, inc.’
75 Ninth Avenue, 3rd Floor
New York, New York  10011
(212) 403-4040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)
———————
1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60688K 108	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Charles W. Horsey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 419,016
	8	SHARED VOTING POWER 332,226
	9	SOLE DISPOSITIVE POWER 232,969
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 751,242
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 60688K 108	13D	Page 3 of 5 Pages

This Amendment No. 1 to a Schedule 13D filed with the Securities and Exchange Commission on January 23, 2009 (as so amended, the “Schedule 13D”) is being filed to report the purchase by the Reporting Person of securities of ‘mktg, inc.’ (the “Issuer”) in a private placement which closed on December 15, 2009 (the “Private Placement”), all as more specifically described below. Accordingly, the Schedule 13D is hereby amended as follows:

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is amended by restating paragraph (c) to read, as follows:

 (c)           The Reporting Person is the President  of the Issuer, with a business address of 75 Ninth Avenue, New York, New York  10011.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended by adding the following paragraph at the end thereof:

On December 15, 2009, the Reporting Person purchased from the Issuer in a Private Placement for an aggregate purchase price of $200,000:  (i) a Senior Secured Note in the principal amount of $100,000 (the “Note”);  (ii) 100,000 shares of Series D Convertible Participating Preferred Stock (the “Preferred Stock) with an aggregate stated value of $100,000, convertible into 212,766 shares of Common Stock at an initial  conversion price of $.47; and (iii) a Warrant to purchase an additional 98,251 shares of Common Stock (the “Warrant”) (the Note and, together with the Preferred Stock and the Warrant, the “Securities”). The purchase price for the Securities was paid with the personal funds of the Reporting Person.  The conversion price of the Preferred Stock is subject to antidilution adjustments and certain other adjustments pursuant to the Certificate of Designations, Preferences and Rights of Series D Convertible Participating Preferred Stock. The Warrant has an exercise price of $0.001 per share and is exercisable from June 13, 2010 through June 13, 2016.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated, as follows:

(a) As of the date of this filing, the Reporting Person beneficially owns 751,242 shares of Common Stock, consisting of (i) 206,250 shares of Common Stock held directly by the Reporting Person, of which 186,047 shares are  “restricted” Common Stock awarded to the Reporting Person as an employee of the Company (the “Restricted Shares”) and subject to forfeiture; (ii) 100,000 shares of Preferred Stock convertible into 212,766 shares of Common Stock held directly by the Reporting Person; and (iii) 332,226 shares of Common Stock (the “Escrowed Shares”) which are being held in escrow and which were issued to 3 For All Partners LLC (“3 For All”) by the Issuer in partial consideration for the assets of 3 For All. The Reporting Person has a 55% membership interest in 3 For All and is its Chief Executive Officer, and accordingly, may be deemed to be the beneficial owner of the Escrow Shares. Such shares do not include the Warrant acquired in the Private Placement, which is not exercisable within 60 days of the date of this Schedule 13D.

As of the date of this filing, the 751,242 shares of Common Stock of the Issuer beneficially owned by the Reporting Person constitute 8.5% of the Issuer’s outstanding shares of Common Stock.

(b)  The Reporting Person has the sole power to vote or to direct the vote of 419,016 shares of Common Stock owned by him and has the sole power to dispose of or direct the disposition of 232,969 shares of Common Stock owned by him.

CUSIP No. 60688K 108	13D	Page 4 of 5 Pages

The Reporting Person has the sole power to vote, but has no power to dispose of, the 186,047 Restricted Shares, which are subject to forfeiture and restrictions on transfer pursuant to the Restricted Stock Agreements under which they were awarded to the Reporting Person.

The Reporting Person shares with 3 For All and its members the power to vote, but has no power to dispose of, the 332,226 Escrow Shares held of record by 3 For All.  The Escrow Shares are being held in escrow by JPMorgan Chase Bank, National Association to satisfy indemnification and other claims, if any, that the Issuer may assert under the Asset Purchase Agreement under which it acquired the assets of 3 For All Partners.

(c)           The Reporting Person purchased the Securities in the Private Placement on December 15, 2009 as set forth in Item 3 herein.

(d)           Not Applicable

(e)           Not Applicable

CUSIP No. 60688K 108	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 22, 2009

/s/ Charles W. Horsey
Charles W. Horsey